VIVAKOR, INC.

4101 North Thanksgiving Way

Lehi, UT 84043

February 9, 2023

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Timothy Levenberg

Re:	Vivakor, Inc.
Registration Statement on Form S-1 Filed September 15, 2022
File No. 333-267444

Dear Mr. Levenberg:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Vivakor, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 9:00 a.m. Eastern Time on Monday, February 13, 2023, or as soon thereafter as possible.

* * * *

Very Truly Yours,

Vivakor, Inc.

/s/ James Ballengee
James Ballengee
Chief Executive Officer